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                                  UNDERTAKING

                    T. ROWE PRICE SHORT-TERM BOND FUND, INC.
                                 ("REGISTRANT")
                             33 ACT NO.: 002-87568


     The Registrant hereby undertakes to file the opinion of counsel supporting the tax consequences of the proposed reorganization between the Registrant and
T. Rowe Price Short-Term U.S. Government Fund, Inc. and T. Rowe Price Summit Limited-Term Bond Fund within a reasonable period of time after receipt of the opinion of counsel.